January 19, 2010

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631

Re:	Keyser Resources Inc. Form S-1 Registration Statement File No. 333-159561

Dear Mr. Schwall:

On behalf of our client, Keyser Resources Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 6, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 3, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 3.

1.           Notwithstanding our prior comment 2, inconsistent disclosure remains throughout your document. Please review and thoroughly revise your registration statement to provide consistent, accurate, current, and comprehensive disclosure. The following items, while not a complete list, must be addressed:

• the Table of Contents that precedes page 1 includes several entries which differ from the actual captions at the referenced pages;

The Company amended captions in the document so the Table of Contents matches the captions at the referenced pages.

• at page 5, you state that your "current operating funds are estimated to be sufficient to complete the first phase" and at page 15 you state that "[w]e anticipate that we have enough finds to complete our Phase One exploration program", but disclosure at page 16 and elsewhere suggests otherwise;

The Company amended pages 16 and 24 to recognize that it anticipates that it will have enough funds to complete the Phase One Exploration Program.

• at pages 16 and 24, in the paragraph that begins "Under our agreement with Bearclaw,"-you state that you `nay acquire" a 90% interest if certain payments occur, including payments made by December 31, 2008 and September 30, 2009, although these dates have already passed;

• although appearing to refer to the identical $12,500 required payment, you provide different dates for the corresponding deadline at pages 2,14,16, 22, 23, and 24;

The Company amended is disclosure throughout the document to reflect the exploration and payment schedule.

• at page 17, the tabular disclosure suggests a different total for the truck rental and fuel costs than does the textual entry under the caption "Transportation Purchase Plan."; and

The Company recalculated and amended its truck rental and fuel costs and changed its disclosure.

• the new disclosure you added at page 27 suggests that for the three months "ended September 30, 2009, Mr. Bidaux provided management services valued at $12,480. As of September 30, 2009, this amount is included in due to related party." But this conflicts with the unchanged disclosure at page 28 regarding the `understanding between our company and Mr. Bidaux that he will work for us at no cost. He will not be compensated for past, current, or future work."

The accrual for services for Mr. Bidaux was a short-term arrangement due to additional work required by Keyser Resources in July, August and September of 2009.  The Company does not expect any additional accruals for services provided.  The Company amended its disclosure on pages 26, 27 and 28.

Our Business. page 2

2.           You state here and elsewhere that if you do not make "the specified annual expenditures" you will forfeit your right to exercise the option under the Bearclaw agreement. Clarify what constitute these specified annual expenditures. If the specified annual expenditures are the referenced "exploration expenditures" due by September 30, 2010, please revise to make this clear.

The Company amended its disclosure with respect to specified expenditures required by its Bearclaw agreement.

Plan of Operation. page 15

3.           We note your response to our prior comment 4. In the prior amendment filed July 24, 2009, you indicated at page 15 that "Discovery Consultants of Vernon B.C. has prepared letters of notice of work to the landowners and they will be sent out this week." Your new disclosure now indicates that DC has "prepared letters of notice of work, but drops mention of when they will be issued. So the new disclosure that "no concerns have been expressed by any landowner" requires further explanation, as it appears that the letters were not sent out as had previously been suggested. Also clarify the reason that work may commence eight days "after receiving the notice," in light of the  notice requirement you mention.

The notices were sent out in August and no concerns were expressed by any landowners.  The Company,therefore, can begin exploration work.

4. As prior comment 6 suggested, please revise the disclosure at page 15 to clarify that Mr. Bidaux is not obligated to provide personally any necessary funding for the listed programs. We note the statement that he will "use his best efforts to arrange for the financing of the shortfall."

The Company has revised its disclosure to incorporate the Staff’s comment.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. Page 28

5. We note your disclosure in the first paragraph under this heading explaining that you dismissed Moore & Associates Chartered on August 18, 2009. Please revise the last sentence of this paragraph to clarify the nature of the opinion that had been rendered and to remove language recited from the disclosure guidance.

The Company has revised this item to reflect the opinion issued by its former auditors.

6. Please update your disclosure identifying Moore & Associates, Chartered as an expert on page 13. We expect that no reliance is placed on this firm and that you should instead by identifying Seal and Beers, CPAs which you engaged to audit your financial statements for all periods presented.

The Company amended the experts section to identify Seale and Beers as experts.

Financial Statements

General

7. We note that your Statements of Operations and Statements of Cash Flows are labeled as unaudited, which is not consistent with the representation included in the audit opinion on page F-2. Please resolve this inconsistency.

These financial statements are no longer labeled as “unaudited”.

Report of Independent Registered. Public Accounting Firm. page F-2

8.           We note that the audit opinion from Seal and Beers, CPAs does not cover your balance sheet as of December 31, 2007. The balance sheets as of the end of each of the most recent two fiscal years must be audited to comply with Rule 8-02 of Regulation S-X. Please discuss this matter your auditors and make the necessary arrangements; you will  need to amend your registration statements to include an audit report covering your balance sheets as of December 31,  2008 and 2007.

The Company’s auditors have provided us with an updated opinion that opines on the balance sheet as of December 31, 2008 and December 31, 2007.

If you have any questions or comments regarding the enclosed materials, please call me at (646) 810-0612.

Very truly yours,

/s/ Peter DiChiara
Peter DiChiara

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